# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRYVE FOODS, INC., CIK 0001691936
CUSIP: 863685202
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5801 TENNYSON PARKWAY, SUITE 275, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 04/04/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002019187

## Reporting persons
- Hitt Connor: type of reporting person: individual (IN); citizenship or place of organization: Washington (WA); sole voting power 135,000; shared voting power 0; sole dispositive power 135,000; shared dispositive power 0; aggregate amount beneficially owned 135,000 (6% of the class)

## Item 1. Issuer
Name of issuer: STRYVE FOODS, INC.
Address of issuer's principal executive offices: 5801 TENNYSON PARKWAY, SUITE 275, PLANO, TEXAS, 75024

## Item 2. Person Filing
Name of person filing: Connor Hitt
Address of principal business office or, if none, residence:
PO Box 6442
Bellevue, WA 98008
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 135,000
Percent of class: 6.0% based on 2,249,189 shares of Class A Common Stock outstanding as of 12/21/2023, as reported by the Issuer in the Form 10-K filed by the Issuer on 4/1/2024.
Sole power to vote or to direct the vote: 135,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 135,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hitt Connor: Connor Hitt, Individual (04/11/2024)